1301 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
William J. Tuttle	United States
To Call Writer Directly:		Facsimile:
+1 202 389 3350	+1 202 389 5000	+1 202 389 5200
william.tuttle@kirkland.com
www.kirkland.com

October 18, 2023

By EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kimberly Browning

Re:   Gladstone Capital Corporation

  Preliminary ProxyStatement on Schedule 14A

Dear Ladies and Gentlemen:

On behalf of Gladstone Capital Corporation, a Maryland corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding (1) the Company’s Preliminary Proxy Statement on Schedule 14A, filed on August 31, 2023 (File No. 814-00237 and Accession No. 0001193125-23-226374), (2) the Company’s response letter filed on September 20, 2023 (Accession No. 0001193125-23-238530), (3) the Company’s response letter filed on October 10, 2023 (Accession No. 0001193125-23-253150) and (4) the Company’s response letter filed on October 16, 2023 (Accession No. 0001193125-23-256814) in a telephone call on October 18, 2023 between Kimberly Browning of the Staff and Erin M. Lett of Kirkland & Ellis LLP, outside counsel to the Company. For your convenience, a transcription of the Staff’s comments is Statement on Schedule 14A included in this letter, with each comment followed by the Company’s response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Preliminary Proxy Statement.

Austin Bay Area Beijing Boston Brussels Chicago Dallas Hong  Kong Houston London Los Angeles Miami Munich New York Paris Salt Lake City Shanghai

United States Securities and Exchange Commission

October 18, 2023

1.  It seems to the Staff that upon the change of control of the Adviser on the Effective Date, the New Advisory Agreement must terminate upon its assignment pursuant to Section 15(a)(4) of the 1940 Act, which would necessitate a third advisory agreement between the Company and the Adviser. Can you please explain whether the New Advisory Agreement will need to terminate upon its assignment on the Effective Date pursuant to Section 15(a)(4) of the 1940 Act?

Response: As noted in response to comment 12(d) in our letter dated September 20, 2023, the Company has previously agreed to revise the disclosure to state that entry into the New Advisory Agreement will not take place until the Effective Date. As a result, the Current Advisory Agreement will remain in effect through the occurrence of the change of control (i.e., the Effective Date), at which point the Current Advisory Agreement will terminate upon its assignment pursuant to Section 15(a)(4) of the 1940 Act and the Company and the Adviser will immediately thereafter execute the New Advisory Agreement. The Company respectfully submits that the New Advisory Agreement will not need to terminate on the Effective Date because it will not have been executed at any point prior to such date and, therefore, a third investment advisory agreement between the Company and the Adviser will not be required.

* * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.389.3350 (or by email at william.tuttle@kirkland.com) or Erin M. Lett by telephone at 202.389.3353 (or by email at erin.lett@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle
William J. Tuttle

cc:	David Gladstone, Gladstone Capital Corporation
Michael LiCalsi, Gladstone Capital Corporation
Nicole Schaltenbrand, Gladstone Capital Corporation
Erin M. Lett, Kirkland & Ellis LLP